                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*


                       Inter-City Products Corporation
                       -------------------------------
                              (Name of Issuer)

                        Ordinary Stock (no par value)
                        -----------------------------
                       (Title of Class of Securities)

                                  45821E101
                                  ---------
                               (CUSIP Number)

                  David C. Rex, SnyderCapital Corporation,
          3219 McKinney Avenue, Dallas, Texas 75204, (214) 754-0500
          ---------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 6, 1997
                                -------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP NO. 45821E101                          Page     2     of      13     Pages
                                                  ---------    -----------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Ravine Partners, Ltd.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   /  /

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                           7,890,765
  NUMBER OF            ---------------------------------------------------------
   SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH               ---------------------------------------------------------
  REPORTING                 9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                                   7,890,765
                       ---------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,890,765
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


CUSIP NO. 45821E101                          Page     3     of      13     Pages
          ---------                               ---------    -----------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Richard W. Snyder
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

              AF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER


  NUMBER OF            ---------------------------------------------------------
   SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                 7,890,765
    EACH               ---------------------------------------------------------
  REPORTING                 9      SOLE DISPOSITIVE POWER
   PERSON
    WITH
                       ---------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                           7,890,765
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,890,765
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


CUSIP NO. 45821E101                          Page     4     of      13     Pages
          ---------                               ---------    -----------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Roberta M. Snyder
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

              AF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER


  NUMBER OF            ---------------------------------------------------------
   SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                 7,890,765
    EACH               ---------------------------------------------------------
  REPORTING                 9      SOLE DISPOSITIVE POWER
   PERSON
    WITH
                       ---------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                           7,890,765
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,890,765
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

       The Schedule 13D filed with the Securities and Exchange Commission on March 25, 1996 (the "Schedule 13D"), and as amended on April 30, 1996 (the "First Amendment"), on behalf of Ravine Partners, Ltd. ("RPLP"), Richard W. Snyder and Roberta M. Snyder (collectively, the "Reporting Persons" and individually, a "Reporting Person") in connection with the ordinary stock, no par value, of Inter-City Products Corporation (the "Company") is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Schedule 13D): and the First Amendment.

The last sentence of Item 2(a) is hereby amended and restated to read in its entirety as follows:

The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 7,890,765 shares of Common Stock (the "Shares") or approximately 19.9% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").


Item 3 is hereby amended and restated to read in its entirety as follows:

ITEM 3.       Source and Amount of Funds or Other Consideration

              The aggregate purchase price for the 7,890,765 shares of Common Stock acquired by RPLP was $23,166,331, including brokerage commissions, of which 3,989,870 Shares have been contracted for purchase, pursuant to a certain Stock Purchase Agreement, dated March 6, 1997 (the "Agreement"), which purchase is subject to all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expiring or otherwise terminating, for $15,800,883, subject to adjustment based upon changes, if any, in the foreign exchange rate, with no brokerage commissions being paid. RPLP will use its own working capital to purchase such Shares.

Item 5(a)  is hereby amended and restated in its entirety as follows:

ITEM 5.       Interest in Securities of the Issuer

              (a) As of the date of the consummation of the transactions contemplated by the Agreement, each of the Reporting Persons, acting as a group within the meaning of Sections 13(d)(3) of the Act, will be the beneficial owner of an aggregate of 7,890,765 shares of Common Stock of the Company, which constituted approximately 19.9% of the 39,453,843 shares of Common Stock.





                                    5 of 13

Item 5(c) is hereby amended and restated in its entirety as follows:

              (c) Other than the acquisition of 3,989,870 shares pursuant to the Agreement described herein, there have been no transactions in the Common Stock of the Company effectuated during the past 60 days by the Reporting Persons.

Item 6 is hereby amended to add the following:

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

              The Agreement described in response to Item 3 above, a copy of which is attached as Exhibit A hereto.

Item 7 is hereby amended and restated in its entirety as follows:

  Exhibit 99.A:  Stock Purchase Agreement
  Exhibit 99.B: Joint Filing Agreement among the Reporting Persons dated the date hereof.




                                    6 of 13

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March  7, 1997
       --------------

                                         RAVINE PARTNERS, LTD.


                                         By:/s/ RICHARD W. SNYDER
                                            ------------------------------------
                                               Name:  Richard W. Snyder
                                               Title:  General Partner

                                         RICHARD W. SNYDER


                                         By:/s/ RICHARD W. SNYDER
                                            ------------------------------------


                                         ROBERTA M. SNYDER


                                         By:/s/ ROBERTA M. SNYDER
                                            ------------------------------------





                                    7 of 13

                                EXHIBIT INDEX


  Exhibit
  Number                       Description
  ------                       -----------
  Exhibit 99.A:  Stock Purchase Agreement
  Exhibit 99.B:  Joint Filing Agreement among the Reporting Persons dated the date hereof.